Exhibit 99.1

Aurora Cannabis Opens Experiential Flagship Store in North America's Largest Mall

11,000 Square Foot Retail Destination and Global Centre for Cannabis Education, Discovery and Community Engagement

TSX | NYSE: ACB

EDMONTON, Nov. 27, 2019 /CNW/ - Aurora Cannabis Inc. ("Aurora") (NYSE | TSX: ACB), the Canadian company defining the future of cannabis worldwide, today announced the grand opening of its flagship retail store at 10:00 a.m. MT on November 27th in the West Edmonton Mall, North America's largest mall. At approximately 11,000 square feet, Aurora has combined both a retail cannabis store and an immersive experiential space, encouraging visitors from around the world to explore unique products and participate in a rotating calendar of programming and events. Aurora's flagship store offers visitors a safe, age-gated retail experience in full compliance with all relevant federal and provincial regulations.

"Aurora is proud to call Edmonton home. It's here where we established our roots and built our business. There's no better place for us to open the doors to our flagship store and to welcome consumers from all over the world to join us in celebrating how far the cannabis movement has come and how quickly it continues to grow," said Terry Booth, CEO of Aurora. "This space is a reflection of Aurora's core values, a celebration of our past, and cements our position as an innovative industry leader. We invite new and experienced consumers alike to come learn and explore."

Following many firsts for the West Edmonton Mall, this partnership makes Aurora the first cannabis retailer to operate within a mall of this size, with Aurora serving as the Mall's exclusive cannabis retailer. "West Edmonton Mall prides itself on delivering unique, one-of-a-kind experiences to its 30 million annual visitors. We are, in fact, the internationally recognized pioneers of merging retail with entertainment and maximizing the synergies between the two. We often accomplish our goal with world-class partners. What makes this collaboration particularly special is that our world-class and best-in-class partner, Aurora, is based right here in Edmonton. It is only through these unique circumstances that such an incredible project could come together," said David Ghermezian, CEO of West Edmonton Mall.

To design an innovative retail experience, Aurora enlisted Bruce Mau Design in collaboration with GMC Architects, creating a place for consumers to gather. Inspired by technology, innovation and nature, the space explores the relationship between the natural elements that are core to the Aurora brand and the state-of-the-art production and commitment to industry advancement that drives Aurora's continued growth. References to mountains, sky, water and sun permeate through material, lighting and digital experiences.

The flagship store will host world-class researchers, creators and culture makers to lead sessions with artists, chefs, local innovators and experts in the emerging world of cannabis to deliver next-level inspirational experiences. In the age-gated cannabis store, visitors will have access to over 42 different cannabis products from the Aurora family of brands, such as San Rafael '71, Alta Vie, Whistler Cannabis Co and Woodstock, all while being served by passionate and knowledgeable retail staff.

Aurora Cannabis Opens Experiential Flagship Store in North America’s Largest Mall (CNW Group/Aurora Cannabis Inc.)

Aurora Cannabis Opens Experiential Flagship Store in North America’s Largest Mall (CNW Group/Aurora Cannabis Inc.)

Store Features and Design Highlights:

  Embracing nature - Enhanced natural materials like quartz, oak, and opalescent panels have been used throughout the space as a nod to Aurora's roots in the foothills of the Rockies.
  Bringing the outside in - A digital skylight produces a remarkably true effect of natural sunlight and a clear blue sky, with the feeling of the sun streaming in. Visitors will be able to bask in the light from a seat on the bleachers designed as flexible seating for events.
  Homegrown - Aurora is proud to call Edmonton home and is committed to celebrating the people and communities who make it great. "Homegrown," is a mural painted by local art collective Rust Magic. It's a celebration of street art and a tribute to the culture of Edmonton.

Grand Opening Consumer Celebration: Chance to Win

To celebrate the opening of Aurora Cannabis Flagship, Canadians are invited to enter to win a custom @rustmagic designed Levis denim jacket.  Simply share your Aurora experience via a photo on Twitter or Instagram, using #AuroraFlagship for a chance to win. Contentst runs from November 26, 2019 to midnight on November 30, 2019.

For more information, visit www.auroracannabisstore.com.

Access imagery and video of the Aurora Flagship store and its products here.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 625,000 kg per annum and sales and operations in 25 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high-quality consistent product. Designed to be replicable and scalable globally, our production facilities are designed to produce cannabis at significant scale, with high quality, industry-leading yields, and low-per gram production costs. Each of Aurora's facilities is built to meet European Union Good Manufacturing Practices ("EU GMP") standards. Certification has been granted to Aurora's first production facility in Mountain View County, the MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland. All Aurora facilities are designed and built to the EU GMP standard.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 17 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia, HotHouse Consulting, MED Colombia, Agropro, Borela, ICC Labs, Whistler, Chemi Pharmaceutical, and Hempco – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), CTT Pharmaceuticals (OTCC: CTTH), Alcanna Inc. (TSX: CLIQ), High Tide Inc. (CSE: HITI), EnWave Corporation (TSXV: ENW), Capcium Inc. (private), Evio Beauty Group (private), and Wagner Dimas (private).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and is a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

Terry Booth, CEO
Aurora Cannabis Inc.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX, NYSE nor their applicable Regulation Services Providers (as that term is defined in the policies of the Toronto Stock Exchange and New York Stock Exchange) accept responsibility for the adequacy or accuracy of this release.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: or to coordinate an interview, please contact: For Media: Laura Gallant, +1.437.992.8429, laura.gallant@auroramj.com; For Investors: Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com

CO: Aurora Cannabis Inc.

CNW 07:00e 27-NOV-19